EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in millions, except ratios)
Pre-tax income before adjustment for non-controlling interests	$6,516	$5,640	$4,952	$5,082	$4,502
Loss attributable to non-controlling interests and equity investments	17	20	89	27	37
Add: Fixed charges	157	97	63	50	20
Earnings	$6,690	$5,757	$5,104	$5,159	$4,559
Fixed charges:
Interest expense	$154	$95	$61	$48	$14
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	3	2	2	2	6
Total fixed charges	$157	$97	$63	$50	$20
Ratio of earnings to fixed charges	42.6	59.4	81.0	103.2	228.0

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.